Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: LVB Acquisition, Inc.

Commission File No. 000-54505

David Dvorak President and Chief Executive Officer Zimmer Holdings Inc. 345 E Main Street P.O. Box 708 Warsaw, IN 46581-0708

April 24, 2014

Dear Valued Customer,

I am pleased to share with you some exciting news about Zimmer.

Earlier today, we announced a milestone agreement to combine with Biomet to create a leading innovator in the musculoskeletal industry. We are advancing our goal of delivering an even broader range of personalized solutions to meet your needs and those of your patients. This compelling combination is expected to close in the first quarter of 2015 following the necessary regulatory approval process. Until then, Zimmer and Biomet remain independent companies and it is business as usual.

Together with Biomet, we expect to have a more comprehensive portfolio of solutions, first-rate medical training and education programs, a leading global sales force and enhanced innovation capabilities supported by our talented team members. For hospitals, surgeons and healthcare providers, we believe this combination will result in new opportunities and benefits following completion of the transaction, including advancing the ability to deliver superior clinical outcomes through enhanced preoperative and intraoperative technology and personalized solutions for patients that support multiple points in the value chain. Importantly, with the increased scale and resources that come with this combination, we will be better positioned to provide you with comprehensive solutions and integrated services to meet the evolving health needs of your patients.

Zimmer and Biomet share a commitment to bringing innovative, cost-effective solutions to the healthcare system’s unmet needs. We believe that this combination will enhance our ability to serve the hospital networks, healthcare providers and surgeons that rely on our high-quality products and services to treat their patients. Zimmer has a track record of successfully integrating acquisitions, and we expect a seamless integration upon completion of the transaction.

Please continue to engage with your usual points of contact in the normal course of business, and feel free to reach out to your Zimmer representative with any questions.

Our relationship with you and your organization is important to our continued success, and we look forward to working together to support the highest quality of care and deliver outstanding patient outcomes.

Sincerely,

David Dvorak

President and

Chief Executive Officer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on a timely basis and on reasonable terms; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer will file with the SEC a registration statement on Form S-4, in which a consent solicitation statement will be included as a prospectus, and other documents in connection with the proposed acquisition of LVB. The consent solicitation statement/prospectus will be sent to the stockholders of LVB. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents which will be filed by Zimmer with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.